SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered in the Commercial Registry Office of Lisbon and
Collective Entity no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby inform that UBS AG notified Portugal Telecom, SGPS, S.A. ("PT") that, as a result of the disposal of 3,464,500 shares representing PT’s share capital made by UBS AG London Branch, with offices at 1 Finsbury Avenue, London EC2M 2PP, United Kingdom, on 16 March 2007, a total of 46,041,941 shares representing 4.08% of the share capital and voting rights in PT is attributed to UBS AG.

Such holding is attributed to UBS AG through the following entities:

- UBS AG (Head Office and Branches): 44,473,194 PT shares;
- UBS Fund Management (Switzerland) AG: 82,328 PT shares;
- UBS Fund Services (Luxembourg) SA: 440,037 PT shares;
- UBS Global Asset Management (UK) Limited: 190,000 PT shares;
- UBS Belgium SA/NV: 23,515 PT shares;
- UBS Deutschland AG: 34,207 PT shares;
- UBS (Italia) SpA: 77,047 PT shares;
- UBS (Luxembourg) SA: 29,018 PT shares;
- UBS (Monaco) SA: 387 PT shares;
- UBS Wealth Management (UK) Ltd.: 7,925 PT shares;
- UBS Securities LLC: 8,753 PT shares;
- UBS Global Asset Management Life Limited: 222,219 PT shares;
- UBS Financial Services Inc.: 448,211 PT shares;
- UBS Global Asset Management (Japan) Ltd: 5,100 PT shares.

Lisbon, 21 March 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.